Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2020 and 2019

MANAGEMENT’S REPORT
Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2020. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.
The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.
The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2020. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“RANDALL MACEWEN”	“TONY GUGLIELMIN”

RANDALL MACEWEN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
March 10, 2021	March 10, 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Ballard Power Systems Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. and subsidiaries (the Corporation) as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2021 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Estimated costs to complete engineering and technology transfer services for long-term fixed-price contracts

As discussed in Notes 4(j) and 5(a) to the consolidated financial statements, the Corporation recognizes engineering and technology transfer service revenues from long-term fixed-price contracts over time by multiplying the expected consideration from the contract by the ratio of the cost incurred to date to estimated costs to complete the contract. Engineering and technology transfer service revenues from long-term fixed-price contracts are inherently uncertain in that total revenue from these contracts is fixed while the amount recognized to a period end requires estimates of costs to complete these contracts which estimates are subject to significant variability. As discussed in Note 22 to the consolidated financial statements engineering and technology transfer service revenues from long-term fixed-price contracts totaled $47,222 thousand for the year ended December 31, 2020.

We identified the evaluation of the estimate of costs to complete engineering and technology transfer services for long-term fixed-price contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions used to estimate costs to complete the contracts, including the estimated labour hours and cost of materials to complete the contracts.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Corporation’s determination of estimated costs to complete long-term fixed-price contracts, including the determination the significant assumptions. For a sample of long-term fixed-price contracts we compared the Corporation’s historical estimated costs to complete contracts to actual labour hours and cost of materials incurred to assess the Corporation’s ability to accurately forecast. We evaluated the estimated costs to completion for a selection of customer contracts, by (1) inspecting contractual documents with customers to understand the timing of services; (2) interviewing operational personnel of the Corporation to evaluate progress to date, the estimate of costs to complete contracts, and factors impacting the estimated labour hours and cost of material to complete the contracts; (3) evaluating contract progress by inspecting correspondence between the Corporation and the customer; (4) evaluating the cost to complete the contracts for consistency with the status of delivery and the underlying contractual terms; (5) comparing the Corporation’s current estimate of costs to complete the contracts to those estimated in prior periods and investigating changes during the period; and (6) comparing labour hours and cost of materials incurred subsequent to the Corporation’s year-end date to assess the consistency with the estimated costs for the period.

//s// KPMG LLP
We have served as the Corporation’s auditor since 1999.
Chartered Professional Accountants

Vancouver, Canada
March 10, 2021

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ballard Power Systems Inc.’s and subsidiaries’ (the Corporation) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2021 an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants
Vancouver, Canada
March 10, 2021

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars)

	Note	December 31, 2020	December 31, 2019
Assets

Current assets:
Cash and cash equivalents		$763,430	$147,792
Short-term investments		2,000	—
Trade and other receivables	8	56,795	49,316
Inventories	9	28,522	30,098
Prepaid expenses and other current assets		3,568	2,320
Total current assets		854,315	229,526

Non-current assets:
Property, plant and equipment	10	49,334	42,836
Intangible assets	11	3,764	5,687
Goodwill	12	40,277	40,287
Investments	13	27,566	21,647
Other non-current assets		343	336
Total assets		$975,599	$340,319

Liabilities and Equity

Current liabilities:
Trade and other payables	15	$29,877	$31,427
Deferred revenue	16	9,888	20,156
Provisions and other current liabilities	17	9,635	10,488
Current lease liabilities	18	2,691	2,445
Total current liabilities		52,091	64,516

Non-current liabilities:
Non-current lease liabilities	18	15,182	17,306
Deferred gain on finance lease liability	18	1,734	2,150
Provisions and other non-current liabilities	17	1,764	1,688
Employee future benefits	19	3,941	4,396
Total liabilities		74,712	90,056

Equity:
Share capital	20	1,884,735	1,182,660
Contributed surplus	20	290,761	290,640
Accumulated deficit		(1,275,516)	(1,223,850)
Foreign currency reserve		907	813
Total equity		900,887	250,263
Total liabilities and equity		$975,599	$340,319
See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Loss and Comprehensive Income (Loss)
For the years ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2020	2019
			Restated *
Revenues:
Product and service revenues	22	$103,877	$105,723
Cost of product and service revenues		82,893	83,385
Gross margin		20,984	22,338

Operating expenses:
Research and product development		35,519	25,259
General and administrative		16,234	12,868
Sales and marketing		8,616	7,769
Other expense	24	376	1,888
Total operating expenses		60,745	47,784

Results from operating activities		(39,761)	(25,446)
Finance income and other	25	4,282	2,663
Finance expense	25	(1,303)	(1,434)
Net finance income		2,979	1,229

Gain on sale of assets	26	—	5
Equity in loss of investment in joint venture and associates	13 & 28	(12,557)	(11,059)
Loss before income taxes		(49,339)	(35,271)

Income tax expense	27	(130)	(20)
Net loss from continuing operations		(49,469)	(35,291)

Net loss from discontinued operations	7	(1,908)	(3,759)
Net loss		$(51,377)	$(39,050)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial loss on defined benefit plans	19	(289)	(400)
		(289)	(400)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		94	(38)
		94	(38)
Other comprehensive loss, net of tax		(195)	(438)
Total comprehensive loss		$(51,572)	$(39,488)

Basic and diluted loss per share
Continuing operations		$(0.20)	$(0.15)
Discontinued operations		(0.01)	(0.02)
Loss per share		$(0.21)	$(0.17)

Weighted average number of common shares outstanding		248,481,027	232,820,675
* Comparative information has been restated due to a discontinued operation (note 7).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Total equity
Balance, December 31, 2018	231,891,643	$1,174,889	$291,260	$(1,184,400)	$851	$282,600
Net loss	—	—	—	(39,050)	—	(39,050)
RSUs redeemed (note 20)	387,686	548	(1,582)	—	—	(1,034)
Options exercised (note 20)	2,234,997	7,223	(2,599)	—	—	4,624
Share-based compensation (note 20)	—	—	3,561	—	—	3,561
Other comprehensive loss:
Defined benefit plan actuarial loss	—	—	—	(400)	—	(400)
Foreign currency translation for foreign operations	—	—	—	—	(38)	(38)
Balance, December 31, 2019	234,514,326	$1,182,660	$290,640	$(1,223,850)	$813	$250,263
Net loss	—	—	—	(51,377)	—	(51,377)
Equity offerings (note 20)	45,557,548	694,608	—	—	—	694,608
DSUs redeemed (note 20)	7,608	14	(78)	—	—	(64)
RSUs redeemed (note 20)	305,229	633	(3,656)	—	—	(3,023)
Options exercised (note 20)	1,693,466	6,820	(2,382)	—	—	4,438
Share-based compensation (note 20)	—	—	6,237	—	—	6,237
Other comprehensive income (loss):
Defined benefit plan actuarial loss	—	—	—	(289)	—	(289)
Foreign currency translation for foreign operations	—	—	—	—	94	94
Balance, December 31, 2020	282,078,177	$1,884,735	$290,761	$(1,275,516)	$907	$900,887

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2020	2019
Cash provided by (used in):
Operating activities:
Net loss for the year		$(51,377)	$(39,050)
Adjustments for:
Depreciation and amortization		7,558	7,514
Impairment loss on trade receivables	24	310	1,787
Unrealized gain on forward contracts		(259)	(805)
Equity in loss of investment in joint venture and associates	13 & 28	12,557	11,059
(Gain) loss on sale of assets	7 & 26	(168)	1,995
Accretion on decommissioning liabilities		76	119
Employee future benefits	19	164	208
Employee future benefits plan contributions	19	(908)	(511)
Share-based compensation	20	6,237	3,561
		(25,810)	(14,123)
Changes in non-cash working capital:
Trade and other receivables		(2,093)	(14,494)
Inventories		1,355	(787)
Prepaid expenses and other current assets		(1,026)	(812)
Trade and other payables		(4,238)	11,083
Deferred revenue		(10,268)	3,475
Warranty provision		(854)	1,428
		(17,124)	(107)
Cash used in operating activities		(42,934)	(14,230)

Investing activities:
Net change in short-term investments		(2,000)	—
Additions to property, plant and equipment	10	(12,620)	(13,934)
Proceeds on sale of assets	7 & 26	988	2,137
Investment in other intangible assets	11	(246)	—
Investment in joint venture and associates	13	(22,515)	(20,949)
Cash used in investing activities		(36,393)	(32,746)

Financing activities:
Principal payments of lease liabilities	18	(2,517)	(2,053)
Net proceeds on issuance of share capital from share option exercises	20	4,438	4,624
Net proceeds on issuance of share capital from equity offerings	20	694,608	—
Cash provided by financing activities		696,529	2,571

Effect of exchange rate fluctuations on cash and cash equivalents held		(1,564)	(38)
Increase (decrease) in cash and cash equivalents		615,638	(44,443)

Cash and cash equivalents, beginning of year		147,792	192,235
Cash and cash equivalents, end of year		$763,430	$147,792

Supplemental disclosure of cash flow information (note 29).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1.     Reporting entity:
The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.
The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the years ended December 31, 2020 and 2019 comprise the Corporation and its subsidiaries (note 4(a)).
On October 14, 2020, the Corporation completed the sale of the Unmanned Aerial Vehicle ("UAV") business assets of its subsidiary, Ballard Unmanned Systems. As such, the UAV business has been classified and accounted for as a discontinued operation (note 7). The historic operating results of the UAV business for both 2020 and 2019 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as loss from discontinued operations.

2.     Basis of preparation:
(a)    Statement of compliance:
These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorized for issue by the Board of Directors on March 10, 2021.
Details of the Corporation's significant accounting policies are included in note 4.
(b)    Basis of measurement:
The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:
•Financial assets classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.
(c)    Functional and presentation currency:
These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2.     Basis of preparation (cont'd):
(d)    Use of estimates:
The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) on trade receivables, and employee future benefits. These estimates and judgments are discussed further in note 5.
(e)    Future operations:
The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.
The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.     Changes in accounting policies:
The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements, except as described below.
Effective January 1, 2020, the Corporation has adopted Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8). The effect of initially applying Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8) did not have a material impact on the Corporation's financial statements. A number of other new standards and interpretations were also effective from January 1, 2020 but they also did not have a material impact on the Corporation's consolidated financial statements.

(a) Amendments to References to the Conceptual Framework in IFRS Standards

On March 29, 2018 the IASB issued a revised version of its Conceptual Framework for Financial Reporting (“the Framework”) that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (“the Amendments”) to update references in IFRS Standards to previous versions of the Conceptual Framework.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

3.     Changes in accounting policies (cont'd):

(a) Amendments to References to the Conceptual Framework in IFRS Standards (cont'd)

Both documents are effective from January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's consolidated financial statements.

(b) Definition of a Business (Amendments to IFRS 3 Business Combinations)

On October 22, 2018 the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business combination.

The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process.

The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's consolidated financial statements.

(c) Definition of Material (Amendments to IAS 1 and IAS 8)

On October 31, 2018 the IASB refined its definition of material and removed the definition of material omissions or misstatements from IAS 8.

The definition of material has been aligned across IFRS Standards and the Conceptual Framework for Financial Reporting. The amendments provide a definition and explanatory paragraphs in one place. Pursuant to the amendments, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments are effective for annual periods beginning on or after January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's consolidated financial statements.

4.     Significant accounting policies:
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. Certain prior year comparative figures have been reclassified to comply with current year presentation.
(a)    Basis of consolidation:
The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2020	2019
Guangzhou Ballard Power Systems Co., Ltd.	100%	100%
Ballard Hong Kong Ltd.	100%	100%
Ballard Unmanned Systems (formerly named Protonex Technology Corporation) (note 7)	100%	100%
Ballard Services Inc.	100%	100%
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Systems Europe A/S	100%	100%
Ballard Power Corporation	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(a)    Basis of consolidation (cont'd):
The Corporation also has a non-controlling, 49% interest, in Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV") and a non-controlling, 10% interest, in Guangdong Synergy Ballard Hydrogen Power Co., Ltd (“Synergy Ballard JVCo”). Both of these associated companies are accounted for using the equity method of accounting.
Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.
(i)    Weichai Ballard JV
On November 13, 2018, the Corporation, through Ballard Hong Kong Ltd. ("BHKL"), entered into an agreement with Weichai Power Co., Ltd ("Weichai Power") to create a new limited liability company based in China called Weichai Ballard Hy-Energy Technologies Co., Ltd ("Weichai Ballard JV"). The purpose of Weichai Ballard JV is to manufacture the Corporation's next-generation liquid-cooled fuel cell stack ("LCS") and LCS-based power modules for bus, commercial truck and forklift applications with certain exclusive rights in China. Under the agreement, Weichai is to contribute RMB 561,000,000 ($85,833,000 equivalent at December 31, 2020 exchange rate) and the Corporation is to contribute RMB 539,000,000 ($79,487,000 equivalent at December 31, 2020 exchange rate) representing 51% and 49% of the registered capital in Weichai Ballard JV, respectively. The parties will make these contributions in cash over a four year period and are not obligated to contribute any additional capital in excess of the amounts noted above.
During 2018, the Corporation made an initial capital contribution of $14,286,000 (RMB 98,000,000 equivalent). During 2019, the Corporation made two additional capital contributions totaling $20,944,000 (RMB 143,325,000 equivalent). During 2020, the Corporation made four additional capital contributions totaling $22,515,000 (RMB 155,575,000 equivalent). Weichai Power and the Corporation are committed to fund pro rata shares of Weichai Ballard JV based on an agreed business plan. Weichai Power holds three of five Weichai Ballard JV board seats and the Corporation holds two, with the Corporation having certain shareholder protection provisions. Weichai Ballard JV is not controlled by the Corporation and therefore is not consolidated. The Corporation's 49% investment in Weichai Ballard JV is accounted for using the equity method of accounting.
(ii)    Guangzhou Ballard Power Systems
On January 10, 2017, the Corporation incorporated Guangzhou Ballard Power Systems Co., Ltd. ("GBPS"), a 100% wholly foreign-owned enterprise ("WFOE") in China to serve as the Corporation's operations entity for all of China.
(iii)    Ballard Power Systems Europe A/S
On January 5, 2017, the Corporation purchased the remaining 43% interest in its European subsidiary, Ballard Power Systems Europe A/S ("BPSE"), held by Dansk Industri Invest A/S for a nominal value, thus resulting in the Corporation now owning 100% of BPSE.
(iv)    Synergy Ballard JVCo
On September 26, 2016, the Corporation, through BHKL, entered into a joint venture agreement with Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd (“Synergy”) to create a new limited liability company based in China called Guangdong Synergy Ballard Hydrogen Power Co., Ltd (“Synergy Ballard JVCo”). The purpose of Synergy Ballard JVCo is to manufacture fuel cell stacks utilizing the Corporation's FCvelocity®-9SSL fuel cell stack technology for use primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles with certain exclusive rights in China.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(iv)    Synergy Ballard JVCo (cont'd):
In setting up the joint venture, as specified in the Equity Joint Venture Agreement (“EJV”) dated September 26, 2016, Synergy contributed RMB 60,300,000 ($9,000,000) and the Corporation contributed RMB 6,700,000, ($971,000) in March 2017 representing 90% and 10% of the registered capital in Synergy Ballard JVCo, respectively. The parties made their contributions in cash and the Corporation is not obligated to contribute any additional capital in excess of the amounts noted above. Synergy Ballard JVCo is not controlled by the Corporation and therefore is not consolidated. The Corporation’s 10% investment in Synergy Ballard JVCo is accounted for using the equity method of accounting.
(v)    Ballard Hong Kong Ltd.
On July 19, 2016, the Corporation incorporated Ballard Hong Kong Ltd. (“BHKL”), a 100% owned holding company in Hong Kong, China.
(vi)    Ballard Unmanned Systems
On October 1, 2015, the Corporation acquired Ballard Unmanned Systems (formerly named Protonex Technology Corporation ("Protonex") prior to January 1, 2019), a designer and manufacturer of advanced power management products and portable fuel cell solutions.
On October 14, 2020, the Corporation completed an agreement to sell the remaining business assets of its subsidiary, Ballard Unmanned Systems. The entity will remain held by the Corporation (note 7).
(b)    Foreign currency:
(i)    Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.
(ii)    Foreign operations
The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.
(c)    Financial instruments:
(i)    Financial assets
The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(c)    Financial instruments (cont'd):
(i)    Financial assets (cont'd)
Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, short-term investments, trade and other receivables, and contract assets are classified at amortized cost.
The Corporation also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.
(ii)    Financial liabilities
Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.
(iii)    Share capital
Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings (deficit).
(d)    Inventories:
Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(e)     Property, plant and equipment:
(i)    Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.
Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.
(ii)    Subsequent expenditures
Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditures will flow to the Corporation.
(iii)    Depreciation
Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss.
The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Computer equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years

Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Right-of-use asset - Property	1 to 7 years
Right-of-use asset - Office equipment	4 to 5 years
Right-of-use asset - Vehicles	1 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
(f)    Leases:
IFRS 16 Leases introduced a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):

(f)    Leases (cont'd):

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

•the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•the Corporation has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•the Corporation has the right to direct the use of the asset. The Corporation has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Corporation has the right to direct the use of the asset if either:

◦the Corporation has the right to operate the asset; or
◦the Corporation designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

i.    As a Lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise:

•Fixed payments, including in-substance fixed payments;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and
•The exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal period if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):

(f)    Leases (cont'd):

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Corporation presents right-of-use assets in ‘Property, plant and equipment’ and lease liabilities in ‘Lease liability’ in the statement of financial position.

The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

ii.        As a Lessor

When the Corporation is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset, and makes an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards of ownership incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Corporation considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

The Corporation recognizes lease payments received under operating leases as income on a straight-line basis over the lease term in operating expense.

The accounting policies applicable to the Corporation as a lessor in the comparative period were not different from IFRS 16 Leases. However, when the Corporation was an intermediate lessor the sub-leases were classified with reference to the underlying asset.

(g)    Goodwill and intangible assets:
(i)    Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Intangible assets	Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(g)    Goodwill and intangible assets (cont'd):
(ii)    Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill, are recognized in profit or loss as incurred.
(iii)    Amortization
Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.
The estimated useful lives for current and comparative periods are as follows:

Internally generated fuel cell intangible assets	3 to 5 years
Patents, know-how and in-process research & development	5 to 20 years
ERP management reporting software system	5 to 10 years
Trademarks and service marks	15 years
Domain names	15 years
Customer base and relationships	10 years
Acquired non-compete agreements	1 year

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
(h)    Impairment:
(i)    Financial assets
An ‘expected credit loss’ ("ECL") model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:
•12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(h)    Impairment (cont'd):
(i)    Financial assets (cont'd)
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, we assess whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.
(ii) Non-financial assets
The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.
The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
(i)    Provisions:
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(i)    Provisions (cont'd):
Warranty provision
A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.
Decommissioning liabilities
Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.
(j)    Revenue recognition:
The Corporation generates revenues primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.
Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.
On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.
On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.
On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.
On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the estimated costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(j)    Revenue recognition (cont'd):
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.
(k)    Finance income and expense:
Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.
Finance expense comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets. Foreign currency gains and losses are reported on a net basis.
(l)    Income taxes:
The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in income.
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
(m)    Employee benefits:
Defined contribution plans
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.
Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.
Defined benefit plans
A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(m)    Employee benefits (cont'd):
Defined benefit plans (cont'd)
When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.
The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.
Other long-term employee benefits
The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.
Termination benefits
Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.
Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.
(n)    Share-based compensation plans:
The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares, share options, restricted share units, and deferred share units granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.     Significant accounting policies (cont'd):
(n)    Share-based compensation plans (cont'd):
Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. Restricted share units and deferred share units are valued at the fair-value price at grant date. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.
The Corporation issues shares, share options, restricted share units, and deferred share units under its share-based compensation plans as described in note 20. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital. The redemption of restricted share units and deferred share units are non-cash transactions that are recorded in contributed surplus and share capital.
(o)    Earnings (loss) per share:
Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.
Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not shown separately.
(p)    Government assistance and investment tax credits:
Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.
(q)    Segment reporting:
An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty:
Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):
(a)Revenue recognition:
On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(i)    The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
(ii)    The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.
(b) Asset impairment:
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.
These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s cash generating units.
(c)Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):
(d)Inventory provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provision are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
(e)Financial assets including impairment of trade receivables:
An ECL model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets that are measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

•12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(f)Employee future benefits:
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

6.     Recent accounting pronouncements and future accounting policy changes:
The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.
(a)    Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. On July 15, 2020 the IASB issued an amendment to defer the effective date by one year.

For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of the Amendments to IAS 1 has not yet been determined.

(b)    Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16).

The amendments provide guidance on the accounting for sale proceeds and the related production costs for items a company produces and sells in the process of making an item of property, plant and equipment ("PPE") available for its intended use. Specifically, proceeds from selling items before the related item of PPE is available for use should be recognized in profit or loss, together with the costs of producing those items.

The amendments are effective annual periods beginning on or after January 1, 2022. Early adoption is permitted. The extent of the impact of adoption of the Amendments to IAS 16 has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.     Recent accounting pronouncements and future accounting policy changes (cont'd):

(c)    Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)

On May 14, 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37).

IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the "costs of fulfilling a contract" comprise both:

•the incremental costs – e.g. direct labour and materials; and
•an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. Early adoption is permitted. The extent of the impact of adoption of the Amendments to IAS 37 has not yet been determined.

7.    Discontinued operations:

On October 14, 2020, the Corporation completed an agreement to sell the remaining UAV business assets of its subsidiary, Ballard Unmanned Systems, for gross cash proceeds of $1,000,000. Net proceeds from the sale were $988,000 after deducting for working capital adjustments and legal and other expenses. Pursuant to the Asset Purchase Agreement, all employees of the Ballard Unmanned Systems subsidiary were transitioned to the purchaser along with all inventory, property, plant and equipment and intangible assets.

The Ballard Unmanned Systems subsidiary has been classified and accounted for as a discontinued operation. The historic operating results of the UAV market for both 2020 and 2019 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as loss from discontinued operations.

During the year ended December 31, 2020, the Corporation recorded a gain on sale of these assets of $168,000.

Total proceeds	$1,000
Less: Disposition costs	(12)
Net proceeds	988
Less: Net book value of disposed assets	(820)
Gain on sale of UAV assets	$168

During the year ended December 31, 2019, the Corporation recorded an additional loss on sale of assets of $2,000,000 related to the divestiture of certain assets of its subsidiary, Ballard Unmanned Systems, after adjusting the estimated amount of variable consideration from $2,000,000 to $nil. Proceeds on disposal of these assets included repayment of a note receivable of $2,132,000 collected in September 2019.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.    Discontinued operations (cont'd):
The following is a final calculation of the disposed assets:

December 31,
2020
Inventories	$221
Prepaid expenses and other current assets	29
Property, plant, and equipment	48
Intangible assets	512
Goodwill	10
Net disposed assets	$820

Net loss from discontinued operations for the years ended December 31, 2020 and 2019 is comprised of the following:

	2020	2019
Product and service revenues	$262	$604
Cost of product and service revenues	223	347
Gross margin	$39	$257

Total operating expenses	(2,115)	(2,204)
Finance income and other	—	188
Gain (loss) on sale of assets	168	(2,000)
Net loss from discontinued operations	$(1,908)	$(3,759)

Net cash flows from discontinued operations for the years ended December 31, 2020 and 2019 is as follows:

	2020	2019
Cash used in operating activities	$(1,607)	$(1,412)
Cash provided by investing activities	957	2,125
Cash used in financing activities	(20)	(6)
Cash provided by (used in) discontinued operations	$(670)	$707

8.     Trade and other receivables:

	December 31, 2020	December 31, 2019
Trade accounts receivable	$29,252	$27,009
Other receivables	5,269	3,345
Contract assets	22,274	18,962
	$56,795	$49,316

Contract assets

Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2020 for engineering services and technology transfer services.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

8.     Trade and other receivables (cont'd):

Contract assets	December 31, 2020
At January 1, 2020	$18,962
Additions to contract assets	18,457
Invoiced during the year	(15,145)
At December 31, 2020	$22,274

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.
Other receivables
During the year ended December 31, 2020, the Corporation recognized $2,003,000 of government financial assistance under the Canada Emergency Wage Subsidy ("CEWS") and Canada Emergency Rent Subsidy ("CERS") programs, of which $71,000 was received in December 2020 and the remainder received subsequent to December 31, 2020. The government financial assistance received under the CEWS and CERS programs were recognized as a reduction of compensation expense and rent expense in the consolidated statement of loss and comprehensive income (loss), respectively.

9.     Inventories:

	December 31, 2020	December 31, 2019
Raw materials and consumables	$11,879	$12,848
Work-in-progress	8,330	9,848
Finished goods	3,746	3,222
Service inventory	4,567	4,180
	$28,522	$30,098

In 2020, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $49,710,000 (2019 - $47,559,000).
In 2020, the write-down of inventories to net realizable value amounted to $1,888,000 (2019 - $2,985,000) and the reversal of previously recorded write-downs amounted to $434,000 (2019 - $609,000), resulting in a net write-down of $1,454,000 (2019 - $2,376,000). In addition, $nil of inventory write down was charged to program expense (2019 – $143,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

10.    Property, plant and equipment:

	December 31,	December 31,
	2020	2019
Property, plant and equipment owned	$36,560	$27,746
Right-of-use assets	12,774	15,090
	$49,334	$42,836

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.    Property, plant and equipment (cont'd):
Property, plant and equipment owned:

	December 31,	December 31,
Net carrying amounts	2020	2019
Computer equipment	$1,846	$1,427
Furniture and fixtures	657	51
Leasehold improvements	1,558	1,260
Production and test equipment	32,499	25,008
	$36,560	$27,746

Cost	December 31, 2019	Additions	Disposals	Transfers	Effect of movements in exchange rates	December 31, 2020
Computer equipment	$5,733	$791	$—	$75	$36	$6,635
Furniture and fixtures	1,098	642	—	15	(1)	1,754
Leasehold improvements	8,559	440	—	170	27	9,196
Production and test equipment	55,681	10,747	(560)	500	24	66,392
	$71,071	$12,620	$(560)	$760	$86	$83,977

Accumulated depreciation	December 31, 2019	Depreciation	Disposals	Transfers	Effect of movements in exchange rates	December 31, 2020
Computer equipment	$4,306	$379	$—	$75	$29	$4,789
Furniture and fixtures	1,047	25	—	15	10	1,097
Leasehold improvements	7,299	302	—	—	37	7,638
Production and test equipment	30,673	3,053	(512)	670	9	33,893
	$43,325	$3,759	$(512)	$760	$85	$47,417

Cost	December 31, 2018	Additions	Disposals	Reclass to Right-of-use assets	Effect of movements in exchange rates	December 31, 2019
Building under finance lease	$12,180	$—	$—	$(12,180)	$—	$—
Computer equipment	5,584	214	(63)	4	(6)	5,733
Furniture and fixtures	1,103	1	—	(4)	(2)	1,098
Leasehold improvements	7,936	630	—	—	(7)	8,559
Production and test equipment	43,310	13,089	(716)	—	(2)	55,681
	$70,113	$13,934	$(779)	$(12,180)	$(17)	$71,071

Accumulated depreciation	December 31, 2018	Depreciation	Disposals	Reclass to Right-of-use assets	Effect of movements in exchange rates	December 31, 2019
Building under finance lease	$7,173	$—	$—	$(7,173)	$—	$—
Computer equipment	3,945	422	(63)	4	(2)	4,306
Furniture and fixtures	1,036	16	—	(4)	(1)	1,047
Leasehold improvements	6,917	389	—	—	(7)	7,299
Production and test equipment	29,422	1,969	(716)	—	(2)	30,673
	$48,493	$2,796	$(779)	$(7,173)	$(12)	$43,325

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.    Property, plant and equipment (cont'd):
During the year ended December 31, 2020, the Corporation disposed of property, plant and equipment totaling $48,000 related to the UAV business of its subsidiary, Ballard Unmanned Systems (note 7).
Right-of-use assets:
The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment and vehicles (note 18).

Right-of-use assets	December 31,	December 31,
Net carrying amounts	2020	2019
Property	$12,537	$14,921
Equipment	121	67
Vehicle	116	102
	$12,774	$15,090

Cost	December 31, 2019	Additions	De-recognition	Effect of movements in exchange rates	December 31, 2020
Property	$24,568	$—	$(46)	$143	$24,665
Equipment	84	102	(42)	5	149
Vehicle	142	54	—	12	208
	$24,794	$156	$(88)	$160	$25,022

Accumulated depreciation	December 31, 2019	Depreciation	De-recognition	Effect of movements in exchange rates	December 31, 2020
Property	$9,647	$2,488	$(46)	$39	$12,128
Equipment	17	25	(15)	1	28
Vehicle	40	46	—	6	92
	$9,704	$2,559	$(61)	$46	$12,248

As part of the sale of the remaining UAV assets of its subsidiary, Ballard Unmanned Systems, the Corporation de-recognized a property lease totaling $46,000 related to vacating of leased space previously occupied by UAV staff. In addition, the Corporation renegotiated an existing equipment lease resulting in the de-recognition of the original equipment lease, with a net book value of $27,000.

Cost	January 1, 2019	Additions	Effect of movements in exchange rates	December 31, 2019
Property	$23,427	$1,147	$(6)	$24,568
Equipment	76	13	(5)	84
Vehicle	111	31	—	142
	$23,614	$1,191	$(11)	$24,794

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.    Property, plant and equipment (cont'd):

Accumulated depreciation	January 1, 2019	Depreciation	Effect of movements in exchange rates	December 31, 2019
Property	$7,173	$2,474	$—	$9,647
Equipment	—	22	(5)	17
Vehicle	—	40	—	40
	$7,173	$2,536	$(5)	$9,704

11.     Intangible assets:

	December 31, 2020	December 31, 2019
Intellectual property acquired from UTC	$522	$970
Intellectual property acquired from Ballard Unmanned Systems (formerly Protonex)	—	630
Internally generated fuel cell intangible assets	—	168
ERP management reporting software system	3,242	3,912
Intellectual property acquired by Ballard Power Systems Europe	—	7
	$3,764	$5,687

		Accumulated	Net carrying
	Cost	amortization	amount
At January 1, 2019	$60,409	$52,124	$8,285
Amortization expense	—	2,598	(2,598)
At December 31, 2019	60,409	54,722	5,687
Additions to intangible assets	246	—	246
Amortization expense	—	1,657	(1,657)
Disposals	(800)	(288)	(512)
At December 31, 2020	$59,855	$56,091	$3,764

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. In 2020, amortization of $1,657,000 (2019 - $2,598,000) was recorded.
Additions to intangible assets in 2020 comprise a Manufacturing Execution System to enhance the capabilities of the ERP management reporting software system.
During the year ended December 31, 2020, the Corporation disposed of intangible assets of $512,000 (2019 - $nil) related to the UAV business of its subsidiary Ballard Unmanned Systems (note 7).

12. Goodwill:
For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 30).
As of December 31, 2020, the aggregate carrying amount of the Corporation’s goodwill is $40,277,000 (2019 - $40,287,000). During the year ended December 31, 2020, the Corporation disposed of goodwill of $10,000 (2019 - $nil) related to the UAV business of its subsidiary Ballard Unmanned Systems' UAV business (note 7).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12. Goodwill (cont'd):
The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.
The Corporation’s fair value less costs to sell test is a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2020 based on the average closing share price in the month of December, adding a reasonable estimated control premium to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and then deducting the estimated costs to sell to arrive at the fair value of the Fuel Cell Products and Services segment. Based on the fair value less costs to sell test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2020, indicating that no goodwill impairment charge is required for 2020 ($nil- 2019).

13.    Investments:

	December 31, 2020	December 31, 2019
Investment in Synergy Ballard JVCo (note 4)	$—	$—
Investment in Weichai Ballard JV (note 4)	27,561	21,642
Other	5	5
	$27,566	$21,647

For the year ended December 31, 2020, the Corporation recorded $12,557,000 (2019 - $11,059,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard JV of $12,495,000 (2019 - $10,580,000) and equity loss in Synergy Ballard JVCo of $62,000 (2019 - $479,000).
Investment in Weichai Ballard JV

Investment in Weichai Ballard JV	December 31, 2020	December 31, 2019
Beginning balance	$21,642	$13,989
Capital contribution to JV	22,515	20,944
Incorporation costs	—	4
Deferral of 49% profit on inventory not yet sold to third party, net	(5,759)	(2,715)
Equity in loss	(12,495)	(10,580)
Cumulative translation adjustment due to foreign exchange	1,658	—
Ending balance	$27,561	$21,642

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the year ended December 31, 2020, the Corporation made committed capital contributions of $22,515,000 (RMB 155,575,000 equivalent) (2019 - $20,944,000 (RMB 143,325,000 equivalent)) to Weichai Ballard JV.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2020, adjusted for foreign exchange differences, the application of the Corporation's accounting policies, and the Corporation's incorporation costs.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

13.    Investments (cont'd):

	December 31, 2020	December 31, 2019
Percentage ownership interest (49%)
Current assets	$102,083	$48,836
Non-current assets	178	15
Current liabilities	(26,701)	(553)
Non-current liabilities	(2,610)	(534)
Net assets (100%)	72,950	47,764
Corporation's share of net assets (49%)	35,746	23,404
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sale to third party	(8,509)	(2,716)
Effects of movements in exchange rates	—	630
Carrying amount of investment in Weichai Ballard JV	$27,561	$21,642

	December 31,	December 31,
	2020	2019
Revenue (100%)	$15,765	$6,950
Net loss (100%)	25,499	21,591
Corporation's share of net loss (49%)	$12,495	$10,580

At December 31, 2020, as specified in the Equity Joint Venture Agreement, the Corporation is committed to capital contributions to Weichai Ballard JV as follows:

Less than one year (RMB 79,625,000)	$12,183
One to three years (RMB 62,475,000)	9,559
Total capital contributions	$21,742

Investment in Synergy Ballard JVCo

Investment in Synergy Ballard JVCo	December 31, 2020	December 31, 2019
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	62	479
Equity in loss	(62)	(479)
Ending balance	$—	$—

Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest. During the year ended December 31, 2020, the Corporation made committed capital contributions of $nil (2019 - $nil) to Synergy Ballard JVCo.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.    Bank facilities:
The Corporation has the following bank facilities available to it.
Letter of Guarantee Facility
The Corporation has an operating facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit or similar credit on the Corporation's behalf from time to time up to a maximum of $2,000,000.
At December 31, 2020, $nil (2019 - $nil) was outstanding on the LG Facility.
Foreign Exchange Facility
The Corporation also has a demand revolving foreign exchange facility (“FX Facility”) that allows the Corporation to purchase foreign exchange currency contracts up to a maximum face value of $23,684,000, secured by a guarantee from Export Development Canada.
At December 31, 2020, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $16,750,000 (2019 – CDN $16,800,000) at an average rate of 1.32 CDN per U.S. dollar, resulting in an unrealized gain of CDN $632,000 at December 31, 2020 (2019 – unrealized gain of CDN $306,000). The unrealized gain on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position.

15.    Trade and other payables:

	December 31, 2020	December 31, 2019
Trade accounts payable	$9,070	$14,884
Compensation payable	14,417	12,596
Other liabilities	5,306	3,559
Taxes payable	1,084	388
	$29,877	$31,427

16.    Deferred revenue:
Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue	December 31, 2020	December 31, 2019
Beginning Balance	$20,156	$16,681
Additions to deferred revenue	43,166	41,197
Revenue recognized during the year	(53,434)	(37,722)
Ending Balance	$9,888	$20,156

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17.    Provisions and other liabilities:

	Restructuring	Warranty	Other
Balance	provision	provision	liabilities	Total
At January 1, 2019	$191	$9,052	$3,862	$13,105
Provisions made during the year	104	3,855	40	3,999
Provisions used/paid during the year	(289)	(1,458)	—	(1,747)
Provisions reversed/expired during the year	(2)	(967)	(2,292)	(3,261)
Effect of movements in exchange rates	4	(2)	78	80
At December 31, 2019	8	10,480	1,688	12,176
Provisions made during the year	66	3,189	40	3,295
Provisions used/paid during the year	(65)	(2,569)	—	(2,634)
Provisions reversed/expired during the year	—	(1,486)	—	(1,486)
Effect of movements in exchange rates	1	11	36	48
At December 31, 2020	$10	$9,625	$1,764	$11,399

At December 31, 2019
Current	$8	$10,480	$—	$10,488
Non-current	—	—	1,688	1,688
	$8	$10,480	$1,688	$12,176

At December 31, 2020
Current	$10	$9,625	$—	$9,635
Non-current	—	—	1,764	1,764
	$10	$9,625	$1,764	$11,399

Restructuring provision

Restructuring charges relate to minor restructurings focused on overhead cost reductions and relate primarily to employee termination benefits. Restructuring charges are recognized in other expense.
Warranty provision
The Corporation recorded warranty provisions of $3,189,000 (2019 - $3,855,000), comprised of $3,098,000 (2019 - $3,855,000) related to new product sales and $91,000 (2019 - $nil) related to upward warranty adjustments. This was offset by warranty expenditures of $2,569,000 (2019 - $1,458,000) and downward warranty adjustments of $1,486,000 (2019 - $967,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. The remaining $11,000 increase (2019 – $2,000 decrease) to the warranty provision related to the effect of movements in exchange rates.
Other liabilities: Decommissioning liabilities
A provision for decommissioning liabilities has been recorded for the Corporation’s head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.
Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 0.39% per annum (2019 – 1.68%).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

17.    Provisions and other liabilities (cont'd):
The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2020. Based on the assessment, no increase in the provision (2019 - $nil) was recorded against decommissioning liabilities, in addition to accretion costs of $40,000 (2019 - $40,000).
The total undiscounted amount of the estimated cash flows required to settle the obligation for the building is $1,952,000 (2019 - $1,914,000) which is expected to be settled at the end of the lease term in 2025.

18.     Lease liability:
The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 9.45% per annum and expire between March 2021 and December 2027.

	December 31, 2020	December 31, 2019
Property	$2,613	$2,382
Equipment	29	24
Vehicle	49	39
Lease Liability, Current	$2,691	$2,445

Property	$15,017	$17,200
Equipment	98	45
Vehicle	67	61
Lease Liability, Non-current	$15,182	$17,306

Lease Liability	$17,873	$19,751

The Corporation is committed to minimum lease payments as follows:

Maturity Analysis	December 31, 2020
Less than one year	$3,825
Between one and five years	13,853
More than five years	4,113
Total undiscounted lease liabilities	$21,791

IFRS 16 Leases had the following impact for the years ended December 31, 2020 and 2019.

Amounts recognized in profit or loss	December 31, 2020	December 31, 2019
Interest on lease liabilities	$1,244	$1,383
Income from sub-leasing right-of-use assets	1,557	1,556
Expenses relating to short-term leases	120	179

Amounts recognized in the statement of cash flows
Interest paid	$1,244	$1,383
Principal payments of lease liabilities	2,517	2,053
Expenses relating to short-term leases	120	179
Total cash outflow for leases	$3,881	$3,615

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.     Lease liability (cont'd):
Deferred gains were also recorded on closing of the finance lease agreement and are amortized over the lease term. At December 31, 2020, the outstanding deferred gain was $1,734,000 (2019 – $2,150,000).

19.     Employee future benefits:

	December 31, 2020	December 31, 2019
Net defined benefit pension plan liability	$3,856	$4,308
Net other post-retirement benefit plan liability	85	88
Employee future benefits	$3,941	$4,396

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.
The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.
The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2020. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2021.
The Corporation expects contributions of approximately $nil to be paid to its defined benefit plans in 2021.
The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in profit or loss is recorded in finance income (loss) and other.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.     Employee future benefits (cont'd):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2020	2019	2020	2019	2020	2019
Balance at January 1	$18,272	$16,255	$(13,964)	$(12,040)	$4,308	$4,215
Included in profit or loss
Current service cost	36	37	—	—	36	37
Interest cost (income)	566	661	(440)	(493)	126	168
Benefits payable	—	—	—	—	—	—
	602	698	(440)	(493)	162	205
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(150)	(236)	—	—	(150)	(236)
Financial assumptions	2,054	2,343	—	—	2,054	2,343
Experience adjustment	110	(131)	—	—	110	(131)
Return on plan assets excluding interest	—	—	(1,733)	(1,593)	(1,733)	(1,593)
income
Plan expenses	(36)	(35)	36	35	—	—
	1,978	1,941	(1,697)	(1,558)	281	383
Other
Contributions paid by the employer	—	—	(895)	(495)	(895)	(495)
Benefits paid	(649)	(622)	649	622	—	—
	(649)	(622)	(246)	127	(895)	(495)
Balance at December 31	$20,203	$18,272	$(16,347)	$(13,964)	$3,856	$4,308

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2020	2019	2020	2019	2020	2019
Balance at January 1	$88	$84	$—	$—	$88	$84
Included in profit or loss
Interest cost (income)	2	3	—	—	2	3
	2	3	—	—	2	3
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(5)	—	—	—	(5)	—
Financial assumptions	6	7	—	—	6	7
Experience adjustment	7	10	—	—	7	10
	8	17	—	—	8	17
Other
Contributions paid by the employer	—	—	(13)	(16)	(13)	(16)
Benefits paid	(13)	(16)	13	16	—	—
	(13)	(16)	—	—	(13)	(16)
Balance at December 31	$85	$88	$—	$—	$85	$88

Included in other comprehensive income (loss)	December 31, 2020	December 31, 2019
Defined benefit pension plan actuarial loss	$(281)	$(383)
Other post-retirement benefit plan actuarial loss	(8)	(17)
	$(289)	$(400)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.     Employee future benefits (cont'd):
Pension plan assets comprise:

	2020	2019
Cash and cash equivalents	3%	2%
Equity securities	61%	61%
Debt securities	36%	37%
Total	100%	100%

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2020		2019
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	2.40%	1.82%	3.16%	2.84%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2020			2019
	Pension plan	Other benefit plan	Pension plan		Other benefit plan
Discount rate	3.16%	1.82%	4.16%	3.96	2.84%
Rate of compensation increase	n/a	n/a	n/a		n/a

The assumed health care cost trend rates applicable to the other post-retirement benefit plan at December 31 were as follows:

	2020	2019
Initial medical/dental health care cost trend rate	n/a	n/a
Cost trend rate declines to medical and dental	n/a	n/a
Year that the medical rate reaches the rate it is assumed to remain at	2025	2024
Year that the dental rate reaches the rate it is assumed to remain at	2020	2019

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

20.     Equity:

Share-based compensation	December 31, 2020	December 31, 2019
Option Expense	$4,482	$1,839
DSU Expense	314	281
RSU Expense	1,432	1,271
Total Share-based compensation for continuing operations (per statement of loss)	$6,228	$3,391
Discontinued operations	9	170
Total Share-based compensation (per statement of equity)	$6,237	$3,561

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Equity (cont'd):
(a)Share capital:
Authorized and issued:
Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, issuable in series.
Offerings:

December 31, 2020
Net proceeds from ATM programs	$308,826
Net proceeds from bought deal offering	385,782
Total net proceeds from equity offerings	$694,608

At-the-market programs:
On March 31, 2020, the Corporation completed an at-the-market Equity Distribution Agreement with a syndicate of financial institutions, thereby establishing an at-the-market equity program ("ATM Program"). Under this first ATM Program, the Corporation could issue up to $75,000,000 of common shares. The common shares were issued from treasury to the public, at the Corporation's discretion, and were sold at the prevailing market price at the time of sale. During the year ended December 31, 2020, the Corporation issued 8,197,625 shares at an average price per share of $8.13 for gross proceeds of $66,673,000. With the filing of the Base Shelf Prospectus on June 12, 2020, this ATM Program was terminated.
On September 29, 2020, the Corporation completed a second at-the-market Equity Distribution Agreement with a syndicate of financial institutions, thereby establishing another ATM Program. Under this second ATM Program, the Corporation issued the maximum allowable $250,000,000 of common shares. The common shares were issued from treasury to the public, at the Corporation's discretion, and were sold at the prevailing market price at the time of sale. During the year ended December 31, 2020, the Corporation issued 16,450,623 shares at an average price per share of $15.20 for gross proceeds of $250,000,000.
During the year December 31, 2020, under both ATM programs, the Corporation issued 24,648,248 shares at an average price per share of $12.85 for gross proceeds of $316,673,000 and net proceeds of $308,826,000.

Shares Transacted	24,648,248
Average Share Price	$12.85
Gross ATM proceeds	$316,673
Less: Underwriting expenses	(6,337)
Less: Other financing expenses	(1,510)
Net ATM proceeds	$308,826

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Equity (cont'd):
(a)Share capital (cont'd):
Bought deal offering:
On November 27, 2020, the Corporation completed a bought deal offering with a syndicate of underwriters of 20,909,300 shares at $19.25 per share, resulting in gross Offering proceeds of $402,504,000.

Shares Transacted	20,909,300
Average Share Price	$19.25
Gross offering proceeds	$402,504
Less: Underwriting expenses	(16,299)
Less: Other financing expenses	(423)
Net offering proceeds	$385,782

The Corporation intends to use the net proceeds of $694,608,000 from the bought deal offering to further strengthen its statement of financial position, thereby providing additional flexibility to fund its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.
On February 23, 2021, the Corporation announced the closing of another bought deal offering of 14,870,000 shares of the Corporation at a price of $37.00 per share for gross proceeds of $550,190,000 (note 32).
(b)    Share options:
The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.
All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.
As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2019	5,133,461	$2.45
Options granted	1,317,521	3.19
Options exercised	(2,234,997)	2.12
Options forfeited	(94,336)	2.46
Options expired	(5,500)	1.26
At December 31, 2019	4,116,149	2.92
Options granted	1,834,919	12.36
Options exercised	(1,693,466)	2.77
Options forfeited	(107,963)	6.86
Options expired	—	—
At December 31, 2020	4,149,639	$7.05

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Equity (cont'd):
(b)    Share options (cont'd):
The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2020:

	Options outstanding			Options exercisable
	Number	Weighted average remaining contractual life	Weighted average exercise	Number	Weighted average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$0.96 - $1.49	160,408	2.1	$1.41	160,408	$1.41
$2.00 - $2.36	389,917	2.4	2.18	389,917	2.18
$2.85 - $3.16	421,224	4.6	2.93	151,503	2.91
$3.20 - $4.70	1,392,171	4.9	3.46	345,237	3.56
$10.64 - $15.79	1,785,919	6.3	12.39	—	—
	4,149,639	5.1	$7.05	1,047,065	$2.62

During 2020, 1,693,466 options were exercised for an equal amount of common shares for proceeds of $4,438,000. During 2019, 2,234,997 options were exercised for an equal amount of common shares for proceeds of $4,624,000.
During 2020, options to purchase 1,834,919 common shares were granted with a weighted average fair value of $5.49 (2019 – 1,317,521 options and $1.40 fair value). The granted options vest annually over three years.
The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2020	2019
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	61%	57%
Risk-free interest rate	1%	2%

As at December 31, 2020, options to purchase 4,149,639 common shares were outstanding (2019 – 4,116,149). During 2020, compensation expense of $4,482,000 (2019 – $1,839,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.
(c)    Share distribution plan:
The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2020, there were 17,877,028 (2019 – 13,700,924) shares available to be issued under this plan.
During 2019 and 2020, no shares were issued under this plan and therefore no compensation expense was recorded against profit or loss.
(d)    Deferred share units:
Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Equity (cont'd):
(d)    Deferred share units (cont'd):

Balance	DSUs for common shares
At January 1, 2019	747,213
DSUs granted	64,165
DSUs exercised	—
At December 31, 2019	811,378
DSUs granted	23,809
DSUs exercised	(15,156)
At December 31, 2020	820,031

During 2020, $314,000 (2019 - $281,000) of compensation expense was recorded in net loss relating to 23,809 DSUs (2019 - 64,165) granted during the year.
During 2020, 15,156 DSUs (2019 – nil) were exercised, net of applicable taxes, which resulted in the issuance of 7,608 common shares (2019 – nil), resulting in an impact on equity of $64,000 (2019 - $nil).
As at December 31, 2020, 820,031 deferred share units were outstanding (2019 – 811,378).
(e)    Restricted share units:
Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.
The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 20(c)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2020 and 2019.

Balance	RSUs for common shares
At January 1, 2019	1,778,192
RSUs granted	449,625
RSU performance factor adjustment	(192,016)
RSUs exercised	(730,536)
RSUs forfeited	—
At December 31, 2019	1,305,265
RSUs granted	334,758
RSU performance factor adjustment	98,867
RSUs exercised	(593,025)
RSUs forfeited	(15,919)
At December 31, 2020	1,129,946

During 2020, 334,758 RSUs were issued (2019 – 449,625). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2020, compensation expense of $1,432,000 (2019 - $1,271,000) was recorded in net loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.     Equity (cont'd):
(e)    Restricted share units (cont'd):
During 2020, 593,025 RSUs (2019 – 730,536) were exercised, net of applicable taxes, which resulted in the issuance of 305,229 common shares (2019 – 387,686), resulting in an impact on equity of $3,023,000 (2019 - $1,034,000).
As at December 31, 2020, 1,129,946 RSUs were outstanding (2019 – 1,305,265).

21.     Commitments and contingencies:
In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation's intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2020 and December 31, 2019.
The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2020, no royalties have been incurred to date for this agreement.
The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2020, no royalties have been incurred to date for this agreement.
As at December 31, 2020, the Corporation has outstanding commitments aggregating up to a maximum of $7,487,000 relating primarily to purchases of property, plant and equipment.
The Corporation is committed to capital contributions to Weichai Ballard JV over a two year period (note 13). The Corporation is also committed to minimum lease payments (note 18).

22. Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in note 4. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

22. Disaggregation of revenue (cont'd):

	December 31,	December 31,
	2020	2019
Geographical markets
China	$54,267	$47,132
Europe	36,484	41,856
North America	9,269	13,670
Other	3,857	3,065
	$103,877	$105,723
Market application
Heavy Duty Motive	47,688	35,363
Material Handling	5,310	10,758
Back Up Power	5,602	2,982
Technology Solutions	45,277	56,620
	$103,877	$105,723
Timing of revenue recognition
Products transferred at a point in time	56,655	47,095
Products and services transferred over time	47,222	58,628
	$103,877	$105,723

23. Personnel expenses:
Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2020	December 31, 2019
Salaries and employee benefits	$63,392	$53,432
Share-based compensation (note 20)	6,228	3,391
	$69,620	$56,823

24. Other operating expense:

	December 31, 2020	December 31, 2019
Net impairment loss on trade receivables	$60	$1,537
Impairment loss allowance	250	250
Total impairment loss on trade receivables	310	1,787

Restructuring costs	66	101
	$376	$1,888

For the year ended December 31, 2020, the Corporation recorded a net impairment loss on trade receivables of $60,000 (2019 - $1,537,000). The impairment loss in 2020 consists of various miscellaneous receivables no longer deemed collectible. The impairment loss in 2019 relates primarily to amounts owed to the Corporation for product sales in previous periods no longer expected to be collected as a customer in Europe has entered into administration under U.K. insolvency laws due to an inability to pay its debts. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

24. Other operating expense (cont'd):
For the year ended December 31, 2020, the Corporation recorded an impairment loss allowance of $250,000 (2019 - $250,000), based on a probability-weighted estimate of credit losses. Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 31.
During 2020, restructuring charges of $66,000 (2019 - $101,000) relate primarily to cost reduction initiatives.

25. Finance income and expense:

	2020	2019
Employee future benefit plan expense (note 19)	$(164)	$(208)
Pension administration expense	(110)	(120)
Investment and other income	1,181	3,411
Foreign exchange gain (loss)	4,875	(420)
Government levies	(1,500)	—
Finance income and other	$4,282	$2,663
Finance expense	$(1,303)	$(1,434)

26. Gain on sale of assets:
Various miscellaneous disposals occurred during the year ended December 31, 2019, resulting in a net gain on sale of property, plant and equipment of $5,000. The proceeds on disposal of these miscellaneous items of $5,000 and the repayment of $2,132,000 on the note receivable related to the sale of the Power Manager assets (recorded in discontinued operations note 7), result in net proceeds on sale of property, plant, and equipment of $2,137,000.

27.     Income taxes:
(a)Current tax expense:
The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2020	2019
Current tax expense
Current period income tax	$64	$9
Withholding tax	66	11
Total current tax expense	$130	$20
Deferred tax expense
Origination and reversal of temporary differences	$(24,578)	$(16,287)
Adjustments for prior periods	743	2,715
Change in unrecognized deductible temporary differences	23,835	13,572
Total deferred tax expense	$—	$—

Total income tax expense	$130	$20

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27.     Income taxes (cont'd):
(a)Current tax expense (cont'd):
The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2020	2019
Net loss before income taxes	$(49,339)	$(35,271)
Expected tax recovery at 27.00% (2019 – 27.00%)	$(13,322)	$(9,523)
Increase (reduction) in income taxes resulting from:
Non-deductible expenses (non-taxable income)	(3,001)	(73)
Expiry of losses and ITC	194	—
Investment tax credits earned	(3,182)	(3,126)
Foreign tax rate differences	1,668	1,304
Change in unrecognized deductible temporary differences	17,707	11,427
Other	66	11
Income taxes	$130	$20

(b)    Unrecognized deferred tax liabilities:
At December 31, 2020, the Corporation did not have any deferred tax liabilities resulting from taxable temporary differences related to un-remitted earnings of controlled subsidiaries.
(c)    Unrecognized deferred tax asset:
At December 31, 2020, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2020	2019
Scientific research expenditures	$110,548	$97,340
Accrued warranty provision	1,619	6,600
Share issuance costs	19,765	238
Losses from operations carried forward	151,620	115,977
Investment tax credits	39,052	34,341
Property, plant and equipment and intangible assets	205,074	193,336
	$527,678	$447,832

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.
The Corporation has available to carry forward the following as at December 31:

	2020	2019
Canadian scientific research expenditures	$110,548	$97,340
Canadian losses from operations	66,306	34,847
Canadian investment tax credits	39,052	34,341
German losses from operations for corporate tax purposes	457	525
U.S. federal losses from operations	47,872	51,696
Denmark losses from operations	33,441	26,405
Hong Kong losses from operations	36	33

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2031 to 2040.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27.     Income taxes (cont'd):
(c)    Unrecognized deferred tax asset (cont'd):
The German, Hong Kong and Denmark losses from operations may be used to offset future taxable income in Germany, Hong Kong and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.
The U.S. federal losses from operations incurred prior to January 1, 2018 may be used to offset future U.S. taxable income and expire over the period from 2021 to 2037 and may be carried forward indefinitely for losses incurred after January 1, 2018.
The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2021 to 2040.

28.    Related party transactions:
Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 13).
For the year ended December 31, 2020 and 2019, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV	2020	2019
Trade and other receivables	$17,465	$10,057
Investments	27,561	21,642
Deferred revenue	4,712	11,857

Transactions during the year with related party - Weichai Ballard JV	2020	2019
Revenues	$44,855	$37,197

For the year ended December 31, 2020 and 2019, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

Balances with related party - Synergy Ballard JVCo	2020	2019
Trade and other receivables	$99	$65
Investments	—	—
Deferred revenue	304	46

Transactions during the year with related party - Synergy Ballard JVCo	2020	2019
Revenues	$8,232	$8,666

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 20).
In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

28.    Related party transactions:
The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation (to a maximum of 24 months), or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.
Key management personnel compensation is comprised of:

	2020	2019
Salaries and employee benefits	$3,021	$3,098
Post-employment retirement benefits	62	56
Share-based compensation (note 20)	1,530	1,651
	$4,613	$4,805

29. Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2020	2019
Compensatory shares	$647	$548
Recognition (write-down) of constrained earn-out receivable on sale of assets (note 7)	—	(2,000)
Recognition of right-of-use assets (note 4)	—	11,434
Recognition of additional lease liabilities (note 4)	—	(13,988)

30.    Operating segments:
The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.
As a result of the sale of the UAV assets of Ballard Unmanned Systems (note 7) in October 2020, the historic operating results of the UAV market for both 2020 and 2019 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as loss from discontinued operations.
In 2020, revenues included sales to two individual customers of $44,855,000 and $15,965,000, respectively, which each exceeded 10% of total revenue. In 2019, revenues included sales to two individual customers of $37,932,000, and $26,164,000, respectively, which each exceeded 10% of total revenue.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30.    Operating segments (cont'd):
Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues	2020	2019
China	$54,267	$47,132
Germany	23,032	30,604
U.S.	8,010	13,228
UK	7,876	2,794
Belgium	2,673	5,408
Japan	2,695	2,743
Canada	1,259	441
Denmark	1,171	1,701
France	1,090	287
Taiwan	1,008	216
Norway	436	478
Spain	128	20
Netherlands	38	115
Finland	36	65
Switzerland	—	359
Other countries	158	132
	$103,877	$105,723

Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2020	2019
Canada	$88,128	$82,665
U.S.	4,107	4,836
China	27,577	21,663
Denmark	1,472	1,629
	$121,284	$110,793

31.    Financial instruments:
(a)Fair value:
The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.
Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:
(i)    Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)    Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability,     either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)    Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31.    Financial instruments (cont'd):
(b)    Financial risk management:
The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.
Foreign currency exchange rate risk
Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.
Periodically, the Corporation uses foreign exchange currency contracts to manage exposure to currency rate fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the statement of financial position. Any changes in fair value are either (i) recorded in the statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statement of operations if either not designated, or not qualified, under hedge accounting criteria.The outstanding foreign exchange currency contracts are not qualified under hedge accounting.
The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2020, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $74,104,000 and outstanding forward foreign exchange contracts to sell a total of CDN $16,750,000 in 2020 at an average rate of CDN $1.32 to US $1.00.
The following exchange rates applied during the year ended December 31, 2020:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2020 Opening rate	$0.770	$1.299
December 31, 2020 Closing rate	$0.785	$1.274
Fiscal 2020 Average rate	$0.746	$1.341

Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2020, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $7,131,000 recorded against net income.
If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.
Commodity risk
Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

31.    Financial instruments (cont'd):
(b)    Financial risk management (cont'd):
Interest rate risk
Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.
Based on cash and cash equivalents at December 31, 2020, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $1,909,000. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.
Credit risk
Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.
Impairment loss on financial assets and contract assets recognized in profit and loss of $310,000 (2019 - $1,787,000) were comprised of realized impairment loss recognized during the year of $60,000 (2019 - $1,537,000) and an impairment loss allowance of $250,000 (2019 - $250,000).
The Corporation's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operate. Details of concentration of revenue are included in note 22.
The Corporation limits its exposure to credit risk from trade receivables and contract assets by contracting prepayments (from 50% to 100%) from certain customers.
The Corporation determines probability of default based on the following common credit risk characteristics: geographic region, age of customer relationship, and duration of remaining contract. The Corporation calculates probability of default using a forecasted default rate over the next twelve months for the automotive and manufacturing industries, ranging from 0.8% to 1.2%. The Corporation has assessed the probability of default to the higher end of the default range of 1.2% as a result of the COVID-19 pandemic. The loss given default is assumed to be 100% due to the Corporation's position as an unsecured creditor.
The movement in the allowance for impairment in respect of trade receivables and contract assets during the year was as follows.

Impairment loss allowance	December 31, 2020	December 31, 2019
Beginning balance	$250	$—
Net measurement of loss allowance	250	250
Ending balance	$500	$250

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2020, and 2019
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32.    Subsequent Event:

On February 23, 2021, the Corporation announced the closing of another bought deal offering with a syndicate of underwriters of 14,870,000 common shares of the Corporation at a price of $37.00 per share ("offering price") for gross proceeds of $550,190,000.
The underwriters have the option to purchase up to an additional 2,230,500 common shares at the offering price to cover over-allotments, if any, and for market stabilization purposes, for a period of 30 days after the closing date of the offering (“over-allotment option”). The exercise of the over-allotment option may result in additional gross proceeds of up to $82,528,500.
The Corporation intends to use the net proceeds of the bought deal offering to further strengthen its statement of financial position, thereby providing additional flexibility to funds its growth strategy, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.